ACURX PHARMACEUTICALS, LLC
259 Liberty Avenue

Staten Island, NY 10305

June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jane Park

Re:	Acurx Pharmaceuticals, LLC
Registration Statement on Form S-1
File No. 333-256516
Request for Acceleration

Dear Ms. Park:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acurx Pharmaceuticals, LLC (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-256516), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on Thursday, June 24, 2021, or as soon thereafter as practicable.

Please call Ivan Blumenthal, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding this matter.

Very truly yours, Acurx Pharmaceuticals, LLC
By:	/s/ David Luci
	Name:	David Luci
	Title:	President and Chief Executive Officer

cc:	Acurx Pharmaceuticals, LLC

David Luci

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.